Constar International Inc.
One Crown Way
Philadelphia, PA 19154-4599
Main Phone: (215) 552-3700

May 30, 2008

Mr. Rufus Decker

Accounting Branch Chief

United States

Securities and Exchange Commission

100F Street, N.E., Stop 7010

Washington, D.C. 20549

RE:	FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007
File No. 0-16496

Dear Mr. Decker:

The following supplements my discussion with Jeffrey Gordon of your office.

Financial Statements

Consolidated Statements of Cash Flows, page 50

3. Please help us to understand how you reached your decision related to the classification of the change in the bank overdraft. See Section 1300.15 of the AICPA’s Technical Questions and Answers.

Response of May 5, 2008:

We had no bank overdrafts on December 31st of 2007 or 2006. We have presented the book overdrafts in this manner since the book overdrafts represent the reinstatement of accounts payable and do not result in cash changing hands or credit being extended by a financial institution.

Supplemental response:

A book overdraft does not result in cash changing hands or credit being extended by a financial institution, therefore, a book overdraft does not constitute “proceeds from short-term borrowings” per FAS 95, par. 19.b and, thus is not a financing activity.

If you have any questions, please feel free to contact me at (215) 552-3707 or wsobon@constar.net. Our fax number is (215) 552-3715.

Very truly yours,

/S/ Walter S. Sobon
Walter S. Sobon
Executive Vice President and Chief Financial Officer